Consolidated Financial Statements

Management’s Responsibility for Financial Statements

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Corporation’s operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Corporation’s assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the shareholders as the external auditor of the Corporation, has audited the consolidated statement of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012. The external auditors conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have unlimited and unrestricted access to the Audit Committee.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 27, 2014

Advantage Oil & Gas Ltd. - 1

Management’s Report on Internal Control over Financial Reporting

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, we have concluded that as of December 31, 2013, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Corporation’s independent firm of Chartered Accountants, was appointed by the shareholders to audit and provide an independent opinion on both the consolidated financial statements and the Corporation’s internal control over financial reporting as at December 31, 2013, as stated in their Auditor’s Report. PricewaterhouseCoopers LLP has provided such opinion.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 27, 2014

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March 27, 2014

Independent Auditor’s Report

To the Shareholders of Advantage Oil & Gas Ltd.

We have completed integrated audits of Advantage Oil & Gas Ltd.’s 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Advantage Oil & Gas Ltd., which comprise the consolidated statement of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

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Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Advantage Oil & Gas Ltd. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Advantage Oil & Gas Ltd.’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Advantage Oil & Gas Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

Chartered Accountants

Calgary, Alberta

March 27, 2014

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Consolidated Statement of Financial Position
(thousands of Canadian dollars)	Notes	December 31, 2013	December 31, 2012

ASSETS
Current assets
Trade and other receivables	6	$32,016	$32,657
Prepaid expenses and deposits		3,357	5,143
Derivative asset	12	143	2,186
Assets held for sale	5	-	222,877
Total current assets		35,516	262,863

Non-current assets
Derivative asset	12	2,329	-
Investment - Questfire Class B Shares	8	3,750	-
Investment - Questfire Debenture	9	26,876	-
Exploration and evaluation assets	7	10,270	2,381
Property, plant and equipment	10	1,647,434	1,605,659
Deferred income tax asset	16	39,069	42,893
Total non-current assets		1,729,728	1,650,933
Total assets		$1,765,244	$1,913,796

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$93,893	$84,979
Derivative liability	12	8,340	1,096
Liabilities associated with assets held for sale	5	-	136,540
Total current liabilities		102,233	222,615

Non-current liabilities
Derivative liability	12	1,183	-
Bank indebtedness	13	271,339	272,511
Convertible debenture	14	82,454	79,108
Decommissioning liability	15	100,616	126,224
Deferred income tax liability	16	3,006	4,628
Total non-current liabilities		458,598	482,471
Total liabilities		560,831	705,086

SHAREHOLDERS' EQUITY
Share capital	17	2,229,598	2,229,598
Convertible debentures equity component	14	8,348	8,348
Contributed surplus		92,276	84,962
Deficit		(1,255,588)	(1,252,206)
Total shareholders' equity attributable to Advantage shareholders		1,074,634	1,070,702
Non-controlling interest		129,779	138,008
Total shareholders' equity		1,204,413	1,208,710
Total liabilities and shareholders' equity		$1,765,244	$1,913,796

Commitments (note 25)

Subsequent events (note 27)

See accompanying Notes to the Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Ltd.:

Paul G. Haggis, Director	Andy J. Mah, Director

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Consolidated Statement of Comprehensive Loss

		Year ended	Year ended
(thousands of Canadian dollars, except for per share amounts)	Notes	December 31, 2013	December 31, 2012

Petroleum and natural gas sales	20	$289,742	$268,905
Less: royalties		(33,831)	(34,126)
Petroleum and natural gas revenue		255,911	234,779

Operating expense		(66,314)	(89,229)
General and administrative expense	21	(27,408)	(28,180)
Depreciation expense	10	(111,188)	(132,175)
Impairment of assets held for sale	5	-	(73,000)
Impairment of oil and gas properties	10	-	(31,865)
Exploration and evaluation expense	7	(195)	(181)
Finance expense	22	(26,133)	(26,299)
Gains (losses) on derivatives	12	(14,748)	2,858
Other income (expenses)	23	(5,124)	17,559
Income (loss) before taxes and non-controlling interest		4,801	(125,733)
Income tax recovery (expense)	16	(2,202)	28,605
Net income (loss) and comprehensive income (loss) before non-controlling interest		2,599	(97,128)
Net (income) loss attributable to non-controlling interest		(5,981)	8,003

Net loss and comprehensive loss attributable to Advantage shareholders		$(3,382)	$(89,125)

Net loss per share attributable to Advantage shareholders	19
Basic		$(0.02)	$(0.53)
Diluted		$(0.02)	$(0.53)

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net loss and comprehensive loss		-	-	-	(3,382)	(3,382)	5,981	2,599
Share based compensation	17, 18	-	-	7,314	-	7,314	-	7,314
Change in ownership interest, share based compensation		-	-	-	-	-	981	981
Dividends declared by Longview ($0.59 per Longview share)		-	-	-	-	-	(15,191)	(15,191)
Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413

Balance, December 31, 2011		$2,214,784	$8,348	$71,762	$(1,163,081)	$1,131,813	$107,118	$1,238,931
Net loss and comprehensive loss		-	-	-	(89,125)	(89,125)	(8,003)	(97,128)
Share based compensation	17, 18	14,814	-	(6,671)	-	8,143	-	8,143
Change in ownership interest, sale of 8,300,000 shares of Longview		-	-	19,871	-	19,871	51,692	71,563
Change in ownership interest, share based compensation		-	-	-	-	-	936	936
Dividends declared by Longview ($0.60 per Longview share)		-	-	-	-	-	(13,735)	(13,735)
Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Cash Flows
		Year ended	Year ended
(thousands of Canadian dollars)	Notes	December 31, 2013	December 31, 2012

Operating Activities
Income (loss) before taxes and non-controlling interest		$4,801	$(125,733)
Add (deduct) items not requiring cash:
Share based compensation	18	5,456	7,220
Depreciation expense	10	111,188	132,175
Impairment of assets held for sale	5	-	73,000
Impairment of oil and gas properties	10	-	31,865
Exploration and evaluation expense	7	195	181
Unrealized loss (gain) on derivatives	12	10,812	(3,828)
(Gain) loss on sale of property, plant and equipment	10, 23	1,800	(16,964)
Loss on sale of assets held for sale	5, 23	6,354	-
Unrealized loss - Questfire Class B Shares	8, 23	900	-
Accretion income - Questfire Debenture	9, 23	(1,516)	-
Finance expense	22	26,133	26,299
Expenditures on decommissioning liability	5, 15	(5,158)	(2,395)
Changes in non-cash working capital	24	4,052	(14,864)
Cash provided by operating activities		165,017	106,956

Financing Activities
Proceeds from sale of shares in Longview		-	71,563
Increase (decrease) in bank indebtedness	13	(1,650)	40,268
Dividends paid by Longview		(15,443)	(13,318)
Interest paid		(17,140)	(17,190)
Cash provided by (used in) financing activities		(34,233)	81,323

Investing Activities
Expenditures on property, plant and equipment	10, 24	(179,265)	(201,429)
Expenditures on exploration and evaluation assets	7	(6,977)	(377)
Property dispositions		55,458	13,527
Cash used in investing activities		(130,784)	(188,279)
Net change in cash		-	-
Cash, beginning of year		-	-
Cash, end of year		$-	$-

See accompanying Notes to the Consolidated Financial Statements

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Notes to The Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The CICA Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Publicly accountable enterprises, such as the Corporation, are required to apply these standards. Accordingly, these consolidated financial statements are prepared and issued under IFRS.

The accounting policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 27, 2014, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in note 3.

The methods used to measure fair values of derivative instruments are discussed in note 12.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control. The only significant operating subsidiary is Longview Oil Corp. (“Longview”), a public Canadian corporation that is a junior oil-focused development and production company with properties located in Western Canada. Advantage owns 45.1% of the common shares of Longview at December 31, 2013. Because the remaining ownership is dispersed, Advantage is considered to control Longview. Therefore, Longview is accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

Advantage Oil & Gas Ltd. - 10

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a)	Cash and cash equivalents

Cash consists of balances held with banks, and other short-term highly liquid investments with original maturities of three months or less from inception.

(b)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii)	Non-controlling interests

The Corporation treats transactions with non-controlling interests as transactions with equity owners of the Corporation. For purchases of shares from non-controlling interests, the difference between any consideration paid and the relevant ownership acquired of the carrying value of net assets of the subsidiary is recorded in equity.  Gains or losses on disposals of shares to non-controlling interests are also recorded in equity, unless the disposal results in the Corporation’s loss of control of the subsidiary, in which case the gain or loss is recognized in the Consolidated Statement of Comprehensive Income (Loss).

(iii)	Joint arrangements

A significant portion of the Corporation’s oil and natural gas activities involve joint operations. The consolidated financial statements include the Corporation’s share of these joint operations and a proportionate share of the relevant revenue and related costs.

(c)	Financial instruments

All financial instruments are initially recognized at fair value on the Consolidated Statement of Financial Position. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified. The Corporation has classified each identified financial instrument into the following categories: fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, and financial assets and liabilities at amortized cost. Fair value through profit or loss financial instruments are measured at fair value with gains and losses recognized in income immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to income when the asset is derecognized. Loans and receivables, held to maturity investments and financial liabilities at amortized cost, are recognized at amortized cost using the effective interest method and impairment losses are recorded in income when incurred.

Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as fair value through profit or loss and recorded on the Consolidated Statement of Financial Position at fair value as derivative assets and liabilities. Gains and losses on these instruments are recorded as gains and losses on derivatives in the Consolidated Statement of Comprehensive Income (Loss) in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non-cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date and recorded on the Consolidated Statement of Financial Position.

On April 30, 2013, Advantage completed the sale of substantially all non-core assets (see note 5). Proceeds received consisted of cash and non-cash consideration. The Questfire Class B Shares have been classified as financial assets at fair value through profit or loss. The Questfire Debenture has been classified as financial assets at amortized cost.

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3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

Transaction costs are frequently attributed to the acquisition or issue of a financial asset or liability. Such costs incurred on fair value through profit or loss financial instruments are expensed immediately. For other financial instruments, transaction costs are added to the fair value initially recognized for financial assets and liabilities.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in income.

Equity instruments issued by the Corporation are recorded at the proceeds received, with direct issue costs as a deduction therefrom, net of any associated tax benefit.

(d)	Property, plant and equipment and exploration and evaluation assets

(i)	Recognition and measurement

a)	Exploration and evaluation costs

Pre-license costs are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

All exploratory costs incurred subsequent to acquiring the right to explore for oil and natural gas and before technical feasibility and commercial viability of the area have been established are capitalized. Such costs can typically include costs to acquire land rights, geological and geophysical costs and exploration well costs.

Exploration and evaluation costs are not depreciated and are accumulated in cost centers by well, field or exploration area and carried forward pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource from exploration and evaluation assets is considered to be generally determinable when proved or probable reserves are determined to exist. Upon determination of proved or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to development and production assets, net of any impairment loss.

Management reviews and assesses exploration and evaluation assets to determine if technical feasibility and commercial viability exist. If Management decides not to continue the exploration and evaluation activity, the unrecoverable costs are charged to exploration and evaluation expense in the period in which the determination occurs.

b)	Development and production costs

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include lease acquisition, drilling and completion, production facilities, decommissioning costs, geological and geophysical costs and directly attributable general and administrative costs related to development and production activities, net of any government incentive programs.

When significant parts of an item of property, plant and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

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3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets (continued)

(ii)	Subsequent costs

Costs incurred subsequent to development and production that are significant are recognized as oil and gas property only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in comprehensive income as incurred. Such capitalized oil and natural gas costs generally represent costs incurred in developing proved and probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or area basis. The carrying amount of any replaced or sold component is derecognized in accordance with our policies. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

(iii)	Depreciation

The net carrying value of oil and gas properties is depreciated using the unit-of-production (“UOP”) method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

(e)	Assets held for sale

Assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell and presented as a current asset on the Consolidated Statement of Financial Position. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(f)	Asset swaps and dispositions

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset given up, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset given up. Any gain or loss on derecognition of the asset given up is recognised in the Consolidated Statement of Comprehensive Income (Loss).

For exchanges or parts of exchanges that involve only exploration and evaluation assets, the exchange is accounted for at carrying value.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized net within “other income” or “other expenses” in the Consolidated Statement of Comprehensive Income (Loss).

(g)	Impairment

(i)	Financial assets

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. If a financial asset carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The loss is recognized in other expenses in the period incurred.

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3.	Significant accounting policies (continued)

(g) Impairment (continued)

(ii)	Property, plant and equipment and exploration and evaluation assets

The carrying amounts of the Corporation’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are allocated to CGU’s or groups of CGU’s for the purposes of assessing such assets for impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Fair value less costs to sell is assessed utilizing market valuation based on an arm’s length transaction between active participants. In the absence of any such transactions, fair value less costs to sell is estimated by discounting the expected after-tax cash flows of the cash generating unit at an after-tax discount rate that reflects the risk of the properties in the cash generating unit. The discounted cash flow calculation is then increased by a tax-shield calculation, which is an estimate of the amount that a prospective buyer of the cash generating unit would be entitled. The carrying value of the cash generating unit is reduced by the deferred tax liability associated with its property, plant and equipment.

Impairment losses on property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as impairment of oil and gas properties and are separately disclosed. An impairment of exploration and evaluation assets is recognized as exploration and evaluation expense in the Consolidated Statement of Comprehensive Income (Loss).

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

(h)	Decommissioning liability

A decommissioning liability is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Decommissioning liabilities are determined by discounting the expected future cash flows at a risk-free rate.

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3.	Significant accounting policies (continued)

(i)	Share based compensation

Advantage accounts for share based compensation expense based on the fair value of rights granted under its share based compensation plans.

Advantage’s and Longview’s Restricted Share Performance Incentive Plan (“RSPIP”), authorizes each respective Board of Directors to grant restricted shares to service providers, including directors, officers, employees, and consultants of Advantage and Longview. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting on each of the two subsequent anniversary dates. Compensation cost related to the RSPIP is recognized as share based compensation expense within general and administrative expense over the service period of the service providers and incorporates the fair value at grant date, the estimated number of restricted shares to vest, and certain management estimates.

Advantage’s Stock Option Plan (“Stock Option Plan”) authorizes the Board of Directors to grant stock options to service providers, including directors, officers, employees and consultants of Advantage. Compensation cost related to the Stock Option Plan is recognized as share based compensation expense within general and administrative expense over the vesting period at fair value.

As compensation expense is recognized, contributed surplus is recorded until the restricted shares vest or stock options are exercised, at which time the appropriate common shares are then issued to the service providers and the contributed surplus is transferred to share capital.

(j)	Common-control transaction

Business combinations involving entities under common control are outside the scope of IFRS 3 Business Combinations. IFRS provides no guidance on the accounting for these types of transactions and an entity is required to develop an accounting policy. The three most common methods utilized are the purchase method, the predecessor values since inception method, and the predecessor values from date of transaction method. A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party, both before and after the business combination, and control is not transitory. Management has determined the predecessor values from the date of transaction method to be most appropriate. This method requires the financial statements to be prepared using the predecessor carrying values without any step up to fair value. The difference between any consideration and the aggregate carrying value of the assets and liabilities are recorded in shareholders’ equity.

(k)	Revenue

Revenue from the sale of petroleum and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the external party. For natural gas, this is generally at the time product enters the pipeline. For crude oil, this is generally at the time the product reaches a trucking terminal. For natural gas liquids, this is generally at the time the product reaches a gas plant. Revenue is measured net of discounts, customs, duties and royalties.

Royalty income is recognized as it accrues in accordance with the terms of the royalty agreements.

(l)	Finance expense

Finance expense comprises interest expense on bank indebtedness and convertible debentures, and accretion of the discount on the decommissioning liability and convertible debentures.

(m)	Income tax

Income tax expense or recovery comprises current and deferred income tax. Income tax expense or recovery is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders’ equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Advantage Oil & Gas Ltd. - 15

3. Significant accounting policies (continued)

(m) Income tax (continued)

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

(n)	Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by adjusting the net income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as restricted shares and stock options granted to service providers and convertible debentures, using the treasury stock method.

(o)	Segmented information

The Corporation has determined that it has two reportable operating segments, being the legal entities Advantage and Longview. These segments were determined on the basis of their different economic characteristics. Advantage is a natural gas focused producer and Longview is an oil and natural gas liquids focused producer. Furthermore, each legal entity’s Board of Directors decides how to allocate resources and assess performance.

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3.	Significant accounting policies (continued)

(p)	Changes in accounting policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries, investees and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The adoption of this standard did not result in any changes or additions to existing disclosures with respect to Questfire Energy Corp, an investee, or the Corporations interests in joint arrangements. With respect to Longview Oil Corp., a subsidiary, the Corporation has disclosed dividends paid to non-controlling interests as well as summarized information about the assets, liabilities, profit or loss and cash flows of Longview Oil Corp., in order to assist readers in understanding the interest that non-controlling interests have in the Corporation’s activities and cash flows in note 26.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

IAS 28 – Investments in Associates and Joint Ventures

IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. The adoption of this standard did not result in any changes or additions to existing disclosures.

IAS 36 Impairment of Assets

In May 2013, the IASB issued an amendment to IAS 36, Impairment of Assets. The amendment removes certain disclosures of the recoverable amount of a CGU. The amendment is effective retrospectively for annual periods beginning on or after January 1, 2014. As allowed by the standard, the Corporation early adopted the amendment in the current period. No additional disclosures were required as a result of this early adoption.

Advantage Oil & Gas Ltd. - 17

3.	Significant accounting policies (continued)

(q)	New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 is intended to supersede IAS 39, Financial Instruments: Recognition and Measurement and will be published in three phases, of which the first phase has been published. The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting. For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk. This standard is not applicable until January 1, 2015.

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4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Estimates and assumptions

Information about significant areas of estimation uncertainty in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 12 – valuation of financial instruments;

•	Note 5 – valuation and impairment of assets held for sale;

•	Note 10 – valuation of property, plant and equipment;

•	Note 7 & 10 – impairment of exploration and evaluation assets and property, plant and equipment;

•	Note 9, 12 & 14 – valuation of convertible debentures;

•	Note 15 – measurement of decommissioning liability;

•	Note 16 – measurement of deferred income tax; and

•	Note 18 – measurement of share based compensation.

Judgments

In the process of applying the Corporation’s accounting policies, management has made the following judgments, apart from those involving estimates, which may have the most significant effect on the amounts recognized in the consolidated financial statements.

(a)	Consolidation

At December 31, 2013, Advantage controls 45.1% of the voting rights of Longview. Although this is below 50%, management has determined that Advantage has the power to govern the financial and operating policies of Longview so as to obtain benefits from its activities, due to the comparatively dispersed ownership among the non-controlling interest.

(b)	Exploration and evaluation assets

Costs incurred to acquire rights to explore for oil and natural gas may be grouped into either exploration and evaluation or development and production, depending on facts and circumstances. Costs incurred in respect of properties that have been determined to have proved or probable reserves, are classified as development and production properties. In such circumstances, technical feasibility and commercial viability are considered to be established. Costs incurred in respect of new prospects with no nearby established development past or present and no proved or probable reserves assigned are classified as exploration and evaluation assets (note 7).

(c)	Reserves base

The oil and gas development and production properties are depreciated on a unit-of-production (“UOP”) basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporating the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of oil and natural gas in place, recovery factors and future oil and natural gas prices. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

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4.	Significant accounting judgments, estimates and assumptions (continued)

(d)	Depreciation of oil and gas assets

Oil and gas properties are depreciated using the UOP method over proved plus probable reserves. The calculation of the UOP rate of depreciation could be impacted to the extent that actual production in the future is different from current forecast production based on proved plus probable reserves (note 10).

(e)	Determination of cash generating units

Oil and gas properties are grouped into cash generating units for purposes of impairment testing. Management has evaluated the oil and gas properties of the Corporation, and grouped the properties into cash generating units on the basis of their ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure.

(f)	Impairment indicators and calculation of impairment

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves.

When management judges that circumstances indicate potential impairment, property, plant and equipment are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs (note 7 & 10).

(g)	Decommissioning liability

Decommissioning costs will be incurred by the Corporation at the end of the operating life of some of the Corporation’s facilities and properties. The ultimate decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(h)	Income taxes

The Corporation recognizes deferred income tax assets to the extent that it is probable that taxable profit will be available to allow the benefit of that deferred income tax asset to be utilized. Assessing the recoverability of deferred income tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the deferred income tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods.

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5.	Assets held for sale

On February 5, 2013, Advantage announced that it had signed a definitive agreement (the “Transaction”) with Questfire Energy Corp. (“Questfire”) for the sale of certain oil and gas properties. The Transaction closed on April 30, 2013. The Transaction, along with another minor sale that closed in January 2013, constituted the sale of substantially all of the non-core assets of the Advantage legal entity. All Advantage legal entity assets and associated liabilities presented as held for sale at December 31, 2012 have been derecognized from the Consolidated Statement of Financial Position. Consideration received by Advantage from Questfire consisted of $40.2 million of cash, a Convertible Senior Secured Debenture (“Questfire Debenture”) with a face value of $32.6 million and a fair value of $25.4 million at closing based on an 18% discount rate applied to future cash flows, and 1.5 million Class B Shares of Questfire (“Questfire Class B Shares”) with a fair value of $4.7 million at closing.

The following table provides detail of the assets and liabilities classified as held for sale as at December 31, 2013:

Assets held for sale
Balance at December 31, 2011	$-
Transferred from property, plant and equipment - cost (note 10)	581,444
Transferred from property, plant and equipment - accumulated depreciation and impairment losses (note 10)	(288,694)
Transferred from exploration and evaluation assets (note 7)	3,127
Impairment of assets held for sale	(73,000)
Balance at December 31, 2012	$222,877
Additions	590
Change in decommissioning liability	(5,483)
Disposals	(216,731)
Transferred to exploration and evaluation assets (note 7)	(1,253)
Balance at December 31, 2013	$-

Liabilities associated with assets held for sale
Balance at December 31, 2011	$-
Transferred from decommissioning liability (note 15)	136,540
Balance at December 31, 2012	$136,540
Change in decommissioning liability	(5,483)
Accretion - decommissioning liability	582
Expenditures on decommissioning liability	(2,060)
Transferred from derivative liability	2,671
Disposals - decommissioning liability and derivative liability	(127,541)
Transferred to decommissioning liability (note 15)	(4,709)
Balance at December 31, 2013	$-

For the year ended December 31, 2013, Advantage realized a loss on sale of assets held for sale of $6.4 million.

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6.	Trade and other receivables

	December 31, 2013	December 31, 2012
Trade receivables	$26,317	$26,154
Receivables from joint venture partners	4,204	5,708
Other	1,495	795
	$32,016	$32,657

7.	Exploration and evaluation assets

Balance at December 31, 2011	$7,730
Additions	377
Dispositions	(113)
Exploration and evaluation expense	(181)
Transferred to property, plant and equipment (note 10)	(2,305)
Transferred to assets held for sale (note 5)	(3,127)
Balance at December 31, 2012	$2,381
Additions	6,977
Dispositions	-
Exploration and evaluation expense	(195)
Transferred from assets held for sale (note 5)	1,253
Transferred to property, plant and equipment (note 10)	(146)
Balance at December 31, 2013	$10,270

8.	Investment – Questfire Energy Corp. – Class B Shares

Advantage received as proceeds of the Transaction (note 5), 1,500,000 Questfire Class B Shares. The Questfire Class B Shares are convertible at the option of Questfire any time after September 30, 2014, into a number of Class A Shares of Questfire (“Questfire Class A Shares”) equal to $10.00 divided by the greater of $1.00 and the then current market price of Questfire Class A Shares. The Questfire Class B Shares are convertible at the option of Advantage any time after November 30, 2016 on the same basis.

9.	Investment – Questfire Energy Corp. – Convertible Senior Secured Debenture

Advantage received as proceeds of the Transaction (note 5), a Convertible Senior Secured Debenture of Questfire with a face value of $32.6 million. The terms of the Questfire Debenture are defined in the Indenture Agreement (the “Indenture”): The Debenture bears interest at a rate of 6.0% per annum from April 30, 2013 to April 30, 2014, 7% per annum from May 1, 2014 to April 30, 2015, and 9% per annum from May 1, 2015 to maturity on April 30, 2016. The Questfire Debenture only becomes convertible at the option of Advantage for 30 days after any of the following events: October 31, 2015; April 1, 2016; a default by Questfire as defined in the Indenture; any conversion of Questfire Class B Shares into Questfire Class A Shares effected by Questfire; a change of control of Questfire as defined in the Indenture; the election by Questfire to satisfy an interest payment in Questfire Class A Shares in accordance with terms defined in the Indenture. If converted, the Questfire Debenture will be converted into Questfire Class A Shares at the then current market price of the latter.

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10.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at December 31, 2011	$2,352,639	$4,467	$2,357,106
Additions	173,911	773	174,684
Change in decommissioning liability (note 15)	11,095	-	11,095
Disposals	(6,443)	-	(6,443)
Transferred from exploration and evaluation assets (note 7)	2,305	-	2,305
Transferred to assets held for sale (note 5)	(581,444)	-	(581,444)
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	188,451	-	188,451
Change in decommissioning liability (note 15)	(30,387)	-	(30,387)
Disposals	(5,876)	-	(5,876)
Transferred from exploration and evaluation assets (note 7)	146	-	146
Balance at December 31, 2013	$2,104,397	$5,240	$2,109,637

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at December 31, 2011	$477,939	$1,880	$479,819
Depreciation	131,503	672	132,175
Impairment of oil and gas properties	31,865	-	31,865
Disposals	(3,521)	-	(3,521)
Transferred to assets held for sale (note 5)	(288,694)	-	(288,694)
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	110,650	538	111,188
Disposals	(629)	-	(629)
Balance at December 31, 2013	$459,113	$3,090	$462,203

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2012	$1,602,971	$2,688	$1,605,659
At December 31, 2013	$1,645,284	$2,150	$1,647,434

During the year ended December 31, 2013, Advantage capitalized general and administrative expenditures directly related to development activities of $11.7 million (December 31, 2012 - $6.7 million).

Advantage included future development costs of $2.1 billion (December 31, 2012 – $1.8 billion) in property, plant and equipment costs subject to depreciation.

Impairment of oil and gas properties occur when management determines that indicators of impairment are present in specific cash generating units. Recorded impairments are the amount by which carrying amounts of the cash generating units exceed their respective recoverable amount based on a fair value less costs to sell determination. Fair value less costs to sell is based on discounted after-tax future net cash flows of proved and probable reserves using forecast prices and costs, discounted at 10%.

For the year ended December 31, 2012, Longview recognized an impairment of oil and gas properties of $31.9 million. The impairment of oil and gas properties recognized relates to crude oil and natural gas producing assets in West Central Alberta. The decline in the price of crude oil and discounted after-tax future net cash flows were considered to be indicators of impairment.

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10.	Property, plant and equipment (continued)

Forecast crude oil prices used in the calculation of impairment of oil and gas properties for the year ended December 31, 2012 are as follows:

Year	Edmonton Par ($Cdn/bbl)
2013	84.55
2014	89.84
2015	88.21
2016	95.43
2017	96.87
2018	98.32
2019	99.79
2020	101.29
2021	102.81
2022	104.35
2023 (1)	105.92

(1) Escalation of 1.5% thereafter

11.	Related party transactions

Transactions between Advantage and Longview

At December 31, 2013 and 2012, Advantage and Longview were bound by a Technical Services Agreement (“TSA”). Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview’s business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. All amounts paid are recorded as general and administrative expenses and measured at the fair value, which is the amount agreed upon by the transacting parties.

At December 31, 2013, amounts due from Longview totaled $1.4 million (December 31, 2012 - $2.2 million). Advantage charged Longview $5.2 million during the year ended December 31, 2013 (December 31, 2012 - $5.3 million) under the Technical Services Agreement (“TSA”). Dividends declared and paid or payable from Longview to Advantage during the year ended December 31, 2013 totaled $12.5 million (December 31, 2012 - $14.4 million). All amounts due to and from Longview are non-interest bearing in nature, settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated on consolidation.

Key management compensation

The compensation paid or payable to officers and directors is as follows:

	December 31, 2013	December 31, 2012
Salaries, director fees and short-term benefits	$5,916	$3,881
Share based compensation (1)	1,180	5,088
	$7,096	$8,969

(1) Represents the grant date fair value of restricted shares and stock options granted for the respective years.

As at December 31, 2013, there is a $1.9 million commitment (December 31, 2012 - $3.5 million) related to change of control or termination of employment of officers.

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12.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, investment in Questfire Class B Shares, investment in Questfire Debenture, trade and other accrued liabilities, bank indebtedness, convertible debentures and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at December 31, 2013, there were no significant differences between the carrying amounts reported on the Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Questfire Debenture has been classified as a financial asset at amortized cost. As at December 31, 2013, there was no significant difference between the carrying amount reported on the Consolidated Statement of Financial Position and the estimated fair value of the financial asset. No value was assigned to the conversion option, due to its restrictions and short term to maturity.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at December 31, 2013, the estimated fair value of the outstanding convertible debenture obligation was $86.7 million (December 31, 2012 - $86.0 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. Financial assets measured at fair value based on a level 1 input consist solely of the investment in Questfire Class B Shares, using a quoted market price. The Corporation does not have any financial liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. For assets and liabilities measured at fair value on a recurring basis, such as derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

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12.	Financial risk management (continued)

The Corporation’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

•	credit risk;

•	liquidity risk;

•	price and currency risk; and

•	interest rate risk.

(a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners, oil and natural gas marketers, companies with whom we enter into hedging contracts, and Questfire. The maximum exposure to credit risk is as follows:

	December 31, 2013	December 31, 2012
Trade and other receivables	$32,016	$32,657
Deposits	1,548	2,780
Derivative asset	2,472	2,186
Questfire debenture	26,876	-
	$62,912	$37,623

Trade and other receivables, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management’s assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Corporation’s deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

Substantially all of the Corporation’s trade and other receivables are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, trade and other receivables are subject to normal industry credit risks. As at December 31, 2013, $0.9 million or 2.9% of trade and other receivables are outstanding for 90 days or more (December 31, 2012 - $0.7 million or 2.2% of trade and other receivables). The Corporation believes the entire balance is collectible, and in some instances has the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has not provided an allowance for doubtful accounts at December 31, 2013 or 2012.

The Corporation’s most significant customer, a Canadian oil and natural gas marketer, accounts for $13.0 million of the trade and other receivables at December 31, 2013 (December 31, 2012 - $12.6 million).

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12.	Financial risk management (continued)

(b)	Liquidity risk

The Corporation is subject to liquidity risk attributed from trade and other accrued liabilities, bank indebtedness, convertible debentures, and derivative liabilities. Trade and other accrued liabilities and derivative liabilities are primarily due within one year of the Consolidated Statement of Financial Position date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facilities. The Corporation’s bank indebtedness is subject to $500 million credit facility agreements. Although the credit facilities are a source of liquidity risk, the facilities also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The terms of the credit facilities are such that they provide Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

Advantage has a convertible debenture outstanding that matures in 2015 (note 14). Interest payments are made semi-annually with excess cash provided by operating activities. As the debenture becomes due, the Corporation can satisfy the obligation in cash or issue shares at a price determined in the applicable debenture agreement. This settlement alternative allows the Corporation to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

The timing of cash outflows relating to financial liabilities as at December 31, 2013 and 2012 are as follows:

December 31, 2013		Less than one year	One to three years	Three to five years	Thereafter	Total
Trade and other accrued liabilities		$93,893	$-	$-	$-	$93,893
Derivative liability		8,340	1,183	-	-	9,523
Bank indebtedness	- principal	-	272,521	-	-	272,521
	- interest	13,626	6,496	-	-	20,122
Convertible debentures	- principal	-	86,250	-	-	86,250
	- interest	4,313	2,156	-	-	6,469
		$120,172	$368,606	$-	$-	$488,778

Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

December 31, 2012		Less than one year	One to three years	Three to five years	Thereafter	Total
Trade and other accrued liabilities		$84,979	$-	$-	$-	$84,979
Derivative liability		1,096	-	-	-	1,096
Bank indebtedness	- principal	-	274,171	-	-	274,171
	- interest	13,338	6,358	-	-	19,696
Convertible debentures	- principal	-	86,250	-	-	86,250
	- interest	4,313	6,469	-	-	10,782
		$103,726	$373,248	$-	$-	$476,974

Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

Advantage Oil & Gas Ltd. - 27

12.	Financial risk management (continued)

(b)	Liquidity risk (continued)

The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions (note 13). Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in June 2014. The facilities are revolving and are extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one year term facilities, with the principal payable at the end of such one year terms. Management fully expects that the facilities will be extended at each annual review.

(c)	Price and currency risk

Advantage’s derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Corporation enters into non-financial derivatives to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact earnings. It is estimated that a 10% change in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at December 31, 2013 would result in a $2.5 million change in net loss for the year ended December 31, 2013. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at December 31, 2013 would result in a $13.6 million change in net loss for the year ended December 31, 2013.

As at December 31, 2013, the Corporation’s hedging positions are summarized as follows:

Natural gas - AECO

	Average	Average Price
Period	Production Hedged	AECO - $Cdn.
Q1 2014 to Q4 2014	60.2 mmcf/d	$3.81/mcf
Q1 2015 to Q4 2015	59.2 mmcf/d	$3.86/mcf
Q1 2016	42.7 mmcf/d	$3.90/mcf

Crude oil – WTI

	Average	Average Price
Period	Production Hedged	WTI - $Cdn.
Q1 2014 to Q4 2014	2,000 bbls/d	$94.84/bbl

Advantage Oil & Gas Ltd. - 28

12.	Financial risk management (continued)

(c)	Price and currency risk (continued)

As at December 31, 2013, the fair value of the derivatives outstanding resulted in an asset of $2.5 million (December 31, 2012 – $2.2 million) and a liability of $9.5 million (December 31, 2012 – $1.1 million). The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

For the year ended December 31, 2013, $14.7 million was recognized in net loss as a derivative loss (December 31, 2012 - $2.9 million derivative gain). The table below summarizes the realized and unrealized gains (losses) on derivatives.

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Realized loss on derivatives	$(3,936)	$(970)
Unrealized gain (loss) on derivatives	(10,812)	3,828
	$(14,748)	$2,858

(d)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on the outstanding bank indebtedness fluctuates with the interest rates posted by the lenders. The Corporation is exposed to interest rate risk and has not entered into any mitigating interest rate hedges or swaps. Had the borrowing rate been different by 100 basis points throughout the year ended December 31, 2013, net income (loss) and comprehensive income (loss) would have changed by $2.0 million (December 31, 2012 - $2.8 million) based on the average debt balance outstanding during the year.

(e)	Capital management

The Corporation manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	To maximize shareholder return through enhancing the share value.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, and share capital. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its investments. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Advantage Oil & Gas Ltd. - 29

12.	Financial risk management (continued)

(e)	Capital management (continued)

Advantage’s capital structure as at December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012
Bank indebtedness (non-current) (note 13)	$271,339	$272,511
Working capital deficit (1)	58,520	47,179
Net debt	329,859	319,690
Convertible debentures maturity value (non-current)	86,250	86,250
Total debt	$416,109	$405,940
Shares outstanding (note 17)	168,382,838	168,382,838
Share closing market price ($/share)	$4.61	$3.20
Market capitalization (2)	776,245	538,825
Total capitalization	$1,192,354	$944,765

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

13.	Bank indebtedness

	December 31, 2013	December 31, 2012
Revolving credit facility:
Advantage	$154,370	$161,630
Longview	118,151	112,541
Discount on Bankers Acceptances and other fees	(1,182)	(1,660)
Balance, end of year	$271,339	$272,511

As at December 31, 2013, the Corporation had credit facilities (the "Credit Facilities") of $500 million, comprised of $300 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $460 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations’ debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2014 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds four years. Further, the aggregate of such contracts cannot hedge greater than 65% of total estimated petroleum and natural gas production over three years and 50% over the fourth year, in the Advantage legal entity, and cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year in the Longview legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at December 31, 2013 and 2012. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the year ended December 31, 2013, the average effective interest rate on the outstanding amounts under the facilities was approximately 5.0% (December 31, 2012 – 4.9%). Advantage has no letters of credit issued and outstanding at December 31, 2013 or December 31, 2012.

Advantage Oil & Gas Ltd. - 30

14.	Convertible debenture

The convertible unsecured subordinated debenture pays an annual coupon of 5%, paid semi-annually on January 31st and July 31st of each year and is convertible at the option of the holder into shares of Advantage at the applicable conversion price per share plus accrued and unpaid interest. The details of the convertible debenture including fair market values initially assigned and issuance costs are as follows:

Trading symbol	AAV.DBH
Issue date	Dec. 31, 2009
Maturity date	Jan. 30, 2015
Conversion price	$8.60

Liability component	$73,019
Equity component	13,231
Gross proceeds	86,250
Issuance costs	(3,735)
Net proceeds	$82,515

The convertible debenture is redeemable at the option of the Corporation, upon providing appropriate advance notification as per the debenture indenture: Redemption can only occur during the period after January 31, 2013 and on or before January 30, 2015, provided that the Current Market Price exceeds 125% of the Conversion Price. The redemption price is $1,000 per debenture, plus accrued and unpaid interest.

The balance of the convertible debenture outstanding at December 31, 2013 and changes in the liability and equity components during the years ended December 31, 2013 and 2012 are as follows:

5.00%
Trading symbol	AAV.DBH
Debentures outstanding	$86,250
Liability component:
Balance at December 31, 2011	75,890
Accretion of discount	3,218
Balance at December 31, 2012	$79,108
Accretion of discount	3,346
Balance at December 31, 2013	$82,454

Equity component:
Balance at December 31, 2012	$8,348
Balance at December 31, 2013	$8,348

There were no conversions of convertible debentures during the years ended December 31, 2013 and 2012.

Advantage Oil & Gas Ltd. - 31

15.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2014 and 2073. A risk-free rate of 3.20% (December 31, 2012 – 2.37%) and an inflation factor of 2% (December 31, 2012 – 2%) were used to calculate the fair value of the decommissioning liability at December 31, 2013. A reconciliation of the decommissioning liability is provided below:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Balance, beginning of year	$126,224	$253,796
Accretion expense	4,587	6,300
Liabilities incurred	3,908	3,637
Change in estimates	1,335	(6,252)
Effect of change in risk-free rate	(35,630)	13,710
Property dispositions	(1,419)	(6,032)
Liabilities settled	(3,098)	(2,395)
	95,907	262,764
Transferred from (to) assets held for sale (note 5)	4,709	(136,540)
Balance, end of year	$100,616	$126,224

16.	Income taxes

The provision for income taxes is as follows:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Current income tax expense	$-	$-
Deferred income tax expense (recovery)	2,202	(28,605)
Income tax expense (recovery)	$2,202	$(28,605)

The provision for income taxes varies from the amount that would be computed by applying the combined federal and provincial income tax rates for the following reasons:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Income (loss) before taxes and non-controlling interest	$4,801	$(125,733)
Combined federal and provincial income tax rates	25.00%	25.00%
Expected income tax expense (recovery)	1,200	(31,433)
Increase (decrease) in income taxes resulting from:
Non-deductible share based compensation	2,094	2,281
Change in estimated pool balances	(2,350)	1,022
Difference between current and expected tax rates	1,258	(475)
	$2,202	$(28,605)
Effective tax rate	45.87%	22.75%

The Canadian combined statutory tax rate remained unchanged at 25.00% for 2013 and 2012.

Advantage Oil & Gas Ltd. - 32

16.	Income taxes (continued)

The movement in deferred income tax liabilities and assets without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

Deferred income tax liability	Property, plant and equipment	Derivative asset/liability	Total
Balance at December 31, 2011	$238,341	$(704)	$237,637
Charged (credited) to income	(1,095)	971	(124)
Balance at December 31, 2012	237,246	267	237,513
Charged (credited) to income	(18,807)	(2,058)	(20,865)
Balance at December 31, 2013	$218,439	$(1,791)	$216,648

Deferred income tax asset	Decommissioning liability	Non-capital losses	Other	Total
Balance at December 31, 2011	$(63,935)	$(176,419)	$(6,943)	$(247,297)
Charged (credited) to income	(2,282)	(27,728)	1,529	(28,481)
Balance at December 31, 2012	(66,217)	(204,147)	(5,414)	(275,778)
Charged (credited) to income	40,594	(11,422)	(6,105)	23,067
Balance at December 31, 2013	$(25,623)	$(215,569)	$(11,519)	$(252,711)

Net deferred income tax liability (asset)	Longview	Advantage	Total
Balance at December 31, 2011	$(39,383)	$29,723	$(9,660)
Charged (credited) to income	(3,510)	(25,095)	(28,605)
Balance at December 31, 2012	(42,893)	4,628	(38,265)
Charged (credited) to income	3,824	(1,622)	2,202
Balance at December 31, 2013	$(39,069)	$3,006	$(36,063)

At December 31, 2013, Advantage has a $100 million outside basis difference related to its investment in Longview. It is not probable that Advantage can utilize the capital loss that would be generated when the temporary difference reverses. Accordingly, Advantage has not recognized a deferred income tax asset of $12.5 million relating to its investment in Longview.

The estimated tax pools available at December 31, 2013 are as follows:

	Longview	Advantage	Total
Canadian development expenses	$50,349	$139,553	$189,902
Canadian exploration expenses	-	65,945	65,945
Canadian oil and gas property expenses	295,479	-	295,479
Non-capital losses	108,033	752,108	860,141
Undepreciated capital cost	61,910	160,791	222,701
Other	3,365	21,701	25,066
	$519,136	$1,140,098	$1,659,234

The non-capital loss carry forward balances above expire no earlier than 2023.

Advantage Oil & Gas Ltd. - 33

17.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2011	166,304,040	$2,214,784
Share based compensation (note 18)	2,078,798	14,814
Balance at December 31, 2012 and 2013	168,382,838	$2,229,598

18.	Share based compensation

(a)	Restricted share performance incentive plan

Advantage had a Restricted Share Performance Incentive Plan (“RSPIP”) as approved by the shareholders. The RSPIP authorized the Board of Directors to grant restricted shares to service providers, including directors, officers, employees, and consultants of Advantage. The number of restricted shares granted was based on the Corporation’s share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. On vesting, common shares were issued to the service providers in exchange for the restricted shares outstanding. On July 9, 2012, Advantage’s Restricted Share Performance Incentive Plan expired and no new Advantage restricted shares were granted during 2012 or 2013. During the year ended December 31, 2012, Advantage issued 2,078,798 common shares to service providers in exchange for vested restricted shares.

The following table is a continuity of restricted shares:

Restricted Shares
Balance at December 31, 2011	2,117,710
Granted	-
Vested (note 17)	(2,078,798)
Forfeited	(38,912)
Balance at December 31, 2012 and 2013	-

Advantage Oil & Gas Ltd. - 34

18.	Share based compensation (continued)

(b)	Stock option plan

On September 13, 2012, shareholders of Advantage approved a new Stock Option Plan, to provide for long term equity based compensation for service providers. Options are granted with exercise prices that approximate the market price of common shares at the date of grant. Share based compensation costs of the Stock Option Plan are determined using a Black-Scholes-Merton valuation model, using weighted average assumptions as follows:

Volatility	42%

Expected forfeiture rate	0.25%

Dividend rate	0%

Risk-free rate	1.04%

Volatility is based on historical stock prices at the close-of-trade-day over a historical time period.

The following tables summarize information about changes in stock options outstanding at December 31, 2013:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2011	-	$-
Granted	15,996,366	3.67
Forfeited	(18,483)	3.67
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,994,658)	3.67
Exercised	(1,994,641)	3.67
Granted	3,804,675	3.69
Forfeited/cancelled	(2,732,416)	3.68
Balance at December 31, 2013	13,060,843	$3.68

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$3.67 - $3.69	13,060,843	0.50	$3.68	-	$-

Share based compensation recognized by plan for the years ended December 31, 2013 and 2012 are as follows:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
RSPIP	$420	$6,200
Stock Option Plan	7,874	2,878
Total share based compensation (note 21)	8,294	9,078
Capitalized	(2,838)	(1,858)
Net share based compensation expense	$5,456	$7,220

Advantage Oil & Gas Ltd. - 35

19.	Net loss per share attributable to Advantage shareholders

The calculations of basic and diluted net loss per share are derived from both net loss attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Net loss attributable to Advantage shareholders
Basic and diluted	$(3,382)	$(89,125)
Weighted average shares outstanding
Basic and diluted	168,382,838	167,509,131

The calculation of diluted net loss per share for the years ended December 31, 2013 and 2012 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net loss per share calculation for the years ended December 31, 2013 and 2012 was 10,029,070 shares. As at December 31, 2013 and 2012, the total convertible debentures outstanding were convertible to 10,029,070 shares.

The calculation of diluted net loss per share for the year ended December 31, 2013 excluded stock options, as their impact would have been anti-dilutive. Total weighted average shares issuable in exchange for outstanding stock options for the year ended December 31, 2013 was 1,445,884 shares (December 31, 2012 – nil).

Restricted shares have been excluded from the calculation of diluted net loss per share, as there were no restricted shares outstanding at December 31, 2013 and 2012.

20.	Petroleum and natural gas sales

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Crude oil and natural gas liquid sales	$154,864	$164,860
Natural gas sales	134,878	104,045
Total petroleum and natural gas sales	$289,742	$268,905

Advantage Oil & Gas Ltd. - 36

21.	General and administrative expense (“G&A”)

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Salaries and benefits	$22,877	$19,650
Share based compensation (note 18)	8,294	9,078
Office rent	2,109	2,540
Other	5,863	3,568
Total G&A	39,143	34,836
Capitalized (note 10)	(11,735)	(6,656)
Net G&A	$27,408	$28,180

22.	Finance expense

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Interest on bank indebtedness (note 13)	$13,305	$12,436
Interest on convertible debentures (note 14)	4,313	4,313
Accretion on convertible debentures (note 14)	3,346	3,218
Accretion of decomissioning liability (note 15)	5,169	6,300
Accretion of other liability	-	32
Total finance expense	$26,133	$26,299

23.	Other income (expenses)

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Loss on sale of assets held for sale	$(6,354)	$-
Gain (loss) on sale of property, plant and equipment	(1,800)	16,964
Interest income - Questfire Debenture	1,312	-
Accretion income - Questfire Debenture	1,516	-
Unrealized loss - Questfire Class B Shares	(900)	-
Miscellaneous income	1,102	595
Total other income (expenses)	$(5,124)	$17,559

24.	Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Source (use) of cash:
Trade and other receivables	$641	$9,687
Prepaid expenses and deposits	1,786	902
Trade and other accrued liabilities	8,914	(53,140)
	$11,341	$(42,551)

Related to operating activities	$4,052	$(14,864)
Related to financing activities	(259)	916
Related to investing activities	7,548	(28,603)
	$11,341	$(42,551)

Advantage Oil & Gas Ltd. - 37

25.	Commitments

Advantage has several lease commitments relating to office buildings and transportation. The estimated remaining annual minimum operating lease payments are as follows:

	December 31, 2013	December 31, 2012
2013	-	15,280
2014	13,260	12,499
2015	4,305	2,371
Total commitments	$17,565	$30,150

Advantage Oil & Gas Ltd. - 38

26.	Segmented information

The Corporation is comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates natural gas focused properties in Alberta. Longview develops and operates primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan.

Results by operating segment for the year ended December 31, 2013 and 2012 are as follows:

	Year ended				Year ended
	December 31, 2013				December 31, 2012
(thousands of Canadian dollars)	Advantage	Longview	Consolidated		Advantage	Longview	Consolidated

Petroleum and natural gas sales	$140,090	$149,652	$289,742		$129,131	$139,774	$268,905
Less: royalties	(7,534)	(26,297)	(33,831)		(7,401)	(26,725)	(34,126)
Petroleum and natural gas revenue	132,556	123,355	255,911		121,730	113,049	234,779

Operating expense	(20,515)	(45,799)	(66,314)		(42,796)	(46,433)	(89,229)
General and administrative expense	(24,426)	(2,982)	(27,408)		(24,250)	(3,930)	(28,180)
Depreciation expense	(72,140)	(39,048)	(111,188)		(90,376)	(41,799)	(132,175)
Impairment of assets held for sale	-	-	-		(73,000)	-	(73,000)
Impairment of oil and gas properties	-	-	-		-	(31,865)	(31,865)
Exploration and evaluation expense	-	(195)	(195)		(140)	(41)	(181)
Finance expense	(18,225)	(7,908)	(26,133)		(19,316)	(6,983)	(26,299)
Gains (losses) on derivatives	(3,190)	(11,558)	(14,748)		(240)	3,098	2,858
Other income (expenses)	(3,979)	(1,145)	(5,124)		17,527	32	17,559
Income (loss) before taxes and non-controlling interest	(9,919)	14,720	4,801		(110,861)	(14,872)	(125,733)
Income tax recovery (expense)	1,622	(3,824)	(2,202)		25,095	3,510	28,605
Net income (loss) and comprehensive income (loss) before non-controlling interest	(8,297)	10,896	2,599		(85,766)	(11,362)	(97,128)
Net (income) loss attributable to non-controlling interest	-	(5,981)	(5,981)		-	8,003	8,003

Net loss and comprehensive loss attributable to Advantage shareholders	$(8,297)	$4,915	$(3,382)		$(85,766)	$(3,359)	$(89,125)
Total assets	$1,309,543	$455,701 (1)	$1,765,244		$1,424,010	$489,786 (1)	$1,913,796
Total liabilities	$346,416	$214,415 (1)	$560,831		$470,647	$234,439 (1)	$705,086
Cash flows from operating activities	$99,366	$65,651	$165,017		$40,560	$66,396	$106,956
Expenditures on property, plant and equipment	$147,949	$40,502	$188,451		$130,490	$44,194	$174,684
Dividends received (paid)	$12,479	$(27,670)	$(15,191	)(2)	$14,350	$(28,085)	$(13,735	)(2)
(1)	These items are presented before inter-company eliminations.
(2)	Consolidated figure represents dividends paid to non-controlling interests.

Advantage Oil & Gas Ltd. - 39

27.	Subsequent events

On February 4, 2014 the Corporation announced the following: That its strategic alternatives review process was completed and did not result in an acceptable proposal; that the Technical Services Agreement (“TSA”) between the Corporation and Longview was terminated; and that the Corporation had entered into an agreement to sell the 21.15 million Longview common shares owned by Advantage at a price of $4.45 per share for net proceeds of $90.0 million. The offering closed on February 28, 2014. As at December 31, 2013, the carrying value of Advantage’s investment in Longview was $111.5 million.

On March 26, 2014, Advantage entered an agreement for Questfire to repurchase the Questfire Debenture at an aggregate purchase price of $13.6 million. Questfire also agreed that it would make an offer to purchase by way of issuer bid, all of the Class B Shares at a purchase price of $2.60 per share. Advantage expects to receive total proceeds of $17.5 million on the disposition of its investments in Questfire.

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